TSX: ERO
NYSE: ERO

November 4, 2025

Ero Copper Reports Third Quarter 2025 Operating and Financial Results

(all amounts in US dollars, unless otherwise noted)

Vancouver, British Columbia – Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is pleased to announce its operating and financial results for the three and nine months ended September 30, 2025. Management will host a conference call tomorrow, Wednesday, November 5, 2025, at 11:30 a.m. Eastern time to discuss the results. Dial-in details for the call can be found near the end of this press release.

HIGHLIGHTS

•Consolidated copper production grew to a record 16,664 tonnes in concentrate at a blended C1 cash cost(1) of $2.00 per pound in Q3 2025, reflecting higher quarter-on-quarter production at Tucumã and consistent quarterly production at Caraíba.
◦The Caraíba Operations produced 9,085 tonnes of copper in concentrate at an average C1 cash cost(*) of $2.32 per pound.
◦The Tucumã Operation produced 7,579 tonnes of copper in concentrate, representing a quarter-on-quarter increase of 19%, at an average C1 cash cost(*) of $1.62 per pound.
•Quarterly gold production totaled 9,073 ounces, an increase of 17% compared to the prior period, at an average C1 cash cost(*) and All-in Sustaining Cost ("AISC")(*) of $1,086 and $2,425 per ounce, respectively.
•Quarterly financial performance reflected higher copper concentrate sales at the Tucumã Operation and strengthening copper and gold prices toward the end of the quarter as well as higher operating expenses at Tucumã following the declaration of commercial production on July 1, 2025.
◦Net income attributable to the owners of the Company for the quarter was $36.0 million ($0.35 per share on a diluted basis).
◦Adjusted net income attributable to the owners of the Company(1) for the quarter was $27.9 million ($0.27 per share on a diluted basis).
◦Adjusted EBITDA(1) was $77.1 million.
•At quarter-end, available liquidity(1) was $111.3 million, including $66.3 million in cash and cash equivalents and $45.0 million of undrawn availability under the Company's senior secured revolving credit facility ("Senior Credit Facility").

1	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
•At Xavantina, the Company launched a value-creation initiative in 2024 aimed at capturing value from stockpiled gold concentrates produced in small but high-grade quantities since processing operations began in 2012. During Q3 2025, these efforts culminated in an initial sales agreement, with shipments commencing in October. The Company expects to sell between 10,000 to 15,000 tonnes at an approximate gold grade of 30 to 40 grams per tonne during Q4 2025, and to complete sampling, shipments, and sales of the remaining volume over the next 12 to 18 months, which is expected to significantly bolster gold sales from the Xavantina Operations.
◦The sales contract for expected 2025 gold concentrate volumes has a net payability, prior to streaming adjustments and after deductions, treatment and refining charges, ranging between 90% and 95% of the prevailing gold price based on the final concentrate grade, port of destination, and the prevailing gold price at the time of sale.
◦Operating costs for excavating, drying, loading, transportation and seaborne freight are expected to be approximately $300 to $500 per ounce.
•Subsequent to quarter-end, the Company published an updated mineral reserve and resource estimate for the Xavantina Operations, which includes a maiden inferred mineral resource estimate for the gold concentrates. The maiden inferred resource estimate contains approximately 29,000 ounces of gold in high-grade, marketable concentrates and is based on sampling of approximately 20% of the total available volume of approximately 60,000 cubic meters. Sampling of the remaining concentrate volume is ongoing.
•The Company is reaffirming full-year production and capital expenditure guidance for all assets, as well as full-year cost guidance for Caraíba and Xavantina, while increasing cost guidance for the Tucumã Operation to reflect higher-than-expected maintenance and freight costs. The Company continues to expect Q4 2025 to be the strongest production quarter of the year across its operations.
•During Q3 2025, the Company received full assay results for the 28,000-meter Phase 1 drill program at the Furnas Copper-Gold Project ("Furnas" or the "Project"), completed in July. Results from the program continue to demonstrate high-grade continuity throughout the deposit and significantly extend the known limits of mineralization within the high-grade zones (greater than 1% CuEq(2)) to depth.
◦Step-out drilling during Phase 1 extended the known limits of mineralization to approximately 950 meters down-dip from surface, representing a significant increase relative to the Project's National Instrument 43-101 ("NI 43-101") compliant mineral resource estimate, which is based on an average historical depth of drilling of 300 meters (vertical), with a maximum localized down-dip depth from surface of 580 meters. Phase 1 assay results, will support a preliminary economic assessment on the Project, including an updated NI

2	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
43-101 mineral resource estimate, which the Company plans to publish in H1 2026.
◦Subsequent to quarter-end, the Company completed the 17,000-metre Phase 2 drill program at Furnas. The Phase 2 program was completed approximately three months ahead of schedule, and the Company has commenced the Phase 3 drill program with 8 drill rigs currently operating on site.

"We are pleased with the continued progress across our operations, where the effort and investment we’ve made in optimization initiatives are driving sequential copper and gold production growth in the second half of 2025," said Makko DeFilippo, President and Chief Executive Officer. "Highlights include the transition from manual to mechanized mining at Xavantina that provides us with the opportunity to enhance our health and safety efforts at the mine while also increasing our development and exploration opportunities, the continued ramp-up at Tucumã, and encouraging results from Phase 1 and early completion of the Phase 2 drill program at Furnas. While Q3 represented another record consolidated copper production quarter, we are excited for how all of our operations are aligned heading into Q4, which we expect to be our strongest operating quarter of the year."
"We also announced a maiden inferred resource of gold concentrates at Xavantina, an important milestone from an initiative launched late last year to capture value from high-grade gold concentrates produced in small quantities and stockpiled at site over the past decade. This maiden inferred mineral resource estimate, which we published earlier today, was based on drilling and sampling of only a portion of the gold concentrate volumes. With further sampling underway to quantify the tonnage and grades of the remaining concentrate volume, we are excited for the potential opportunity this gold concentrate material represents."

3	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
THIRD QUARTER REVIEW

The Caraíba Operations
•Quarterly copper production totaled 9,085 tonnes of copper in concentrate, with an average C1 cash cost(*) of $2.32 per pound.
•Plant throughput increased 26% compared to Q2 2025, reaching record volumes of nearly 1.0 million tonnes for the period, supported by higher mining rates across all three mines and a successful multi-quarter mill debottlenecking program that enabled increased processing rates.
•Higher tonnes mined and processed during the period were offset by lower planned grades at both Vermelhos and Pilar. Consequently, C1 cash costs(1) increased 12% quarter-on-quarter.
The Tucumã Operation
•The Tucumã Operation produced 7,579 tonnes of copper in concentrate at an average C1 cash cost(1) of $1.62 per pound during the quarter.
•The quarter-on-quarter increase in production of 19% was driven by higher plant throughput as processing performance continued to improve through the period, partially offset by lower planned grades. Mining operations continued to perform well with over 1.3 million tonnes of ore mined during the period.
The Xavantina Operations
•Quarterly gold production totaled 9,073 ounces of gold, at C1 cash cost(*) and AISC(*) of $1,086 and $2,425, respectively, per ounce.
•The 17% quarter-on-quarter increase in production reflects higher throughput and processed grades as the transition to mechanized mining advanced in several key production areas of Santo Antônio. This resulted in more than 50,000 tonnes of ore mined during the quarter, a mine production rate last achieved in Q2 2022.

(*) These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three and nine months ended September 30, 2025 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

4	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
OPERATING HIGHLIGHTS

	2025 - Q3	2025 - Q2	2024 - Q3	2025 - YTD	2024 - YTD
Copper (Caraíba Operations)
Ore Mined (tonnes)	1,018,972	792,764	874,937	2,507,975	2,560,430
Ore Processed (tonnes)	996,661	791,946	900,289	2,481,508	2,711,352
Grade (% Cu)	1.01	1.27	1.20	1.14	1.10
Recovery (%)	90.4	91.1	91.9	90.6	90.2
Cu Production (tonnes)	9,085	9,162	9,920	25,604	26,878
Cu Production (000 lbs)	20,030	20,199	21,871	56,448	59,257
Cu Sold in Concentrate (tonnes)	9,080	9,387	9,970	25,416	28,137
Cu Sold in Concentrate (000 lbs)	20,017	20,697	21,980	56,031	62,031
Cu C1 cash cost(1)(2)	$2.32	$2.07	$1.63	$2.20	$2.01

Copper (Tucumã Operation)
Ore Mined (tonnes)	1,333,748	798,811	867,315	2,460,850	867,315
Ore Processed (tonnes)	575,041	418,699	110,778	1,288,054	110,778
Grade (% Cu)	1.51	1.74	1.00	1.74	1.00
Recovery (%)	89.2	85.4	75.70	88.0	75.70
Cu Production (tonnes)	7,579	6,351	839	18,997	839
Cu Production (000 lbs)	16,707	14,002	1,850	41,880	1,850
Cu Sold in Concentrate (tonnes)	6,622	5,968	357	17,758	357
Cu Sold in Concentrate (000 lbs)	14,598	13,158	787	39,149	787
Cu C1 cash cost(1)(2)	$1.62	$—	$—	$1.62	$—

Gold (Xavantina Operations)
Ore Mined (tonnes)	50,268	37,829	41,761	121,325	120,041
Ore Processed (tonnes)	47,865	37,829	41,761	118,922	120,041
Grade (g / tonne)	8.15	7.11	11.41	7.46	13.85
Recovery (%)	78.4	88.7	92.5	84.7	91.8
Au Production (oz)	9,073	7,743	13,485	23,454	48,274
Au Sold (oz)	8,439	8,276	14,615	22,549	49,089
Au C1 cash cost(1)	$1,086	$1,115	$539	$1,100	$447
Au AISC(1)	$2,425	$2,234	$1,034	$2,307	$879

(1)     EBITDA, adjusted EBITDA, adjusted net income (loss) attributable to owners of the Company, adjusted net income (loss) per share attributable to owners of the Company, net (cash) debt, working capital, copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, gold C1 cash cost and gold AISC are non-IFRS measures. These measures do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three and nine months ended September 30, 2025 and the Reconciliation of Non-IFRS Measures section at the end of this press release.
(2)    Copper C1 cash cost including foreign exchange hedges was $2.25 in Q3 2025 (Q3 2024 - $1.72) for the Caraíba Operations, and $1.58 in Q3 2025 for the Tucumã Operation.

5	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
FINANCIAL HIGHLIGHTS
($ in millions, except per share amounts)

	2025 - Q3	2025 - Q2	2024 - Q3	2025 - YTD	2024 - YTD
Revenues	$177.1	$163.5	$124.8	$465.7	$347.7
Gross profit	57.4	67.3	53.7	180.2	128.2
EBITDA(1)	90.8	114.2	74.5	322.8	56.1
Adjusted EBITDA(1)	77.1	82.7	62.2	223.0	157.0
Cash flow from operations	110.3	90.3	52.7	266.0	84.6
Net income (loss)	36.5	71.0	41.4	188.2	(18.9)
Net income (loss) attributable to owners of the Company	36.0	70.5	40.9	186.8	(19.5)
Per share (basic)	0.35	0.68	0.40	1.80	(0.19)
Per share (diluted)	0.35	0.68	0.39	1.80	(0.19)
Adjusted net income attributable to owners of the Company(1)	27.9	48.1	27.6	111.9	63.0
Per share (basic)	0.27	0.46	0.27	1.08	0.61
Per share (diluted)	0.27	0.46	0.27	1.08	0.61

Cash, cash equivalents, and short-term investments	66.3	68.3	20.2	66.3	20.2
Working deficit(1)	(45.2)	(33.5)	(60.9)	(45.2)	(60.9)
Net debt(1)	545.5	559.1	518.7	545.5	518.7
(1)    EBITDA, adjusted EBITDA, adjusted net income (loss) attributable to owners of the Company, adjusted net income (loss) per share attributable to owners of the Company, net (cash) debt, working capital, copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, gold C1 cash cost and gold AISC are non-IFRS measures. These measures do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three and nine months ended September 30, 2025 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

6	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2025 PRODUCTION AND COST GUIDANCE

Consolidated copper production guidance for 2025 is maintained with overall production expected at the low end of the 67,500 to 80,000-tonne range. Production in Q4 2025 is expected to improve due to increased plant throughput at both the Caraíba and Tucumã Operations, with Tucumã also expected to benefit from mine sequencing in higher grade blocks of the open pit. At the Caraíba Operations, C1 cash costs(1) are expected to be in the lower half of the guidance range of $2.15 to $2.35 per pound of copper produced, while at Tucumã, C1 cash costs(1) are now expected to be in the range of $1.35 to $1.55 per pound (from $1.10 to $1.30 per pound previously), reflecting higher-than-expected maintenance and freight costs experienced in Q3 2025.
At the Xavantina Operations, gold production is expected to be toward the lower end of the 40,000 to 50,000-ounce guidance range, with production projected to be highest in Q4 2025 due to higher mined and processed tonnage following the transition to mechanized mining. Full-year C1 cash cost(1) guidance of $850 to $1,000 per ounce of gold produced and AISC(1) guidance of $1,800 to $2,000 per ounce are maintained. In addition, the Company also expects to sell 10,000 to 15,000 tonnes of gold concentrate at an approximate gold grade of 30 to 40 grams per tonne during Q4 2025.

	Previous Guidance	Current Guidance
Copper Production (tonnes)
Caraíba Operations	37,500 - 42,500	37,500 - 42,500
Tucumã Operation	30,000 - 37,500	30,000 - 37,500
Total Copper	67,500 - 80,000	67,500 - 80,000

Copper C1 Cash Cost(1) Guidance
Caraíba Operations	$2.15 - $2.35	$2.15 - $2.35
Tucumã Operation	$1.10 - $1.30	$1.35 - $1.55

The Xavantina Operations
Au Production (ounces)	40,000 - 50,000	40,000 - 50,000
Gold C1 Cash Cost(1) Guidance	$850 - $1,000	$850 - $1,000
Gold AISC(1) Guidance	$1,800 - $2,000	$1,800 - $2,000
Note: Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent Annual Information Form ("AIF"), for a detailed summary of risk factors.
(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within the MD&A.

7	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2025 CAPITAL EXPENDITURE GUIDANCE

Capital expenditure guidance remains unchanged at a range of $230 to $270 million, excluding capitalized ramp-up costs prior to the declaration of commercial production at the Tucumã Operation.
Figures presented in the table below are in USD millions.

Caraíba Operations	$165 - $180
Tucumã Operation(1)	$30 - $40
Xavantina Operations	$25 - $35
Furnas Copper-Gold Project and Other Exploration	$10 - $15
Total	$230 - $270
Note: Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s most recent Annual Information Form and Management of Risks and Uncertainties in the MD&A for complete risk factors.
(1) Excludes capitalized ramp-up costs prior to the declaration of commercial production at the Tucumã Operation.

8	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CONFERENCE CALL DETAILS

The Company will hold a conference call on Wednesday, November 5, 2025 at 11:30 am Eastern time (8:30 am Pacific time) to discuss these results. A results presentation will be available for download via the webcast link and in the Presentations section of the Company's website on the day of the conference call.

Date:	Wednesday, November 5, 2025
Time:	11:30 am Eastern time (8:30 am Pacific time)
Dial in:
Canada/USA Toll Free: 1-833-752-3380
International: +1-647-846-2821

Please dial in 5-10 minutes prior to the start of the call or pre-register using this link to bypass the live operator queue.

(https://dpregister.com/sreg/10202684/ffdaf70798)

Webcast:	To access the webcast, click here. (https://event.choruscall.com/mediaframe/webcast.html?webcastid=8rQ1Un71)
Replay:	Canada/USA: 1-855-669-9658, International: +1-412-317-0088 For country-specific dial-in numbers, click here. (https://services.choruscall.com/ccforms/replay.html)
Replay Passcode:	1606784

9	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Reconciliation of Non-IFRS Measures

Financial results of the Company are presented in accordance with IFRS. The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, gold C1 cash cost, gold AISC, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For additional details please refer to the Company’s discussion of non-IFRS and other performance measures in its Management’s Discussion and Analysis for the three and nine months ended September 30, 2025 which is available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov.

10	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Copper C1 cash cost and copper C1 cash cost including foreign exchange hedges

The following table provides a reconciliation of copper C1 cash cost to cost of production, its most directly comparable IFRS measure.

The Caraíba Operations

Reconciliation:	2025 - Q3	2025 - Q2	2024 - Q3	2025 - YTD	2024 - YTD
Cost of production	$50,261	$46,890	$40,149	$132,870	$124,321
Add (less):
Transportation costs & other	1,731	1,792	1,283	4,845	3,818
Treatment, refining, and other	2,508	2,340	3,170	7,258	12,398
By-product credits	(6,693)	(6,205)	(6,584)	(17,597)	(12,455)
Incentive payments	(1,425)	(1,457)	(1,138)	(4,171)	(3,511)
Net change in inventory	199	(1,611)	(1,220)	1,247	(5,581)
Foreign exchange translation and other	(46)	16	3	(177)	17
C1 cash costs(1)	46,535	41,765	35,663	124,275	119,007
(Gain) loss on foreign exchange hedges	(1,460)	(217)	1,965	539	1,735
C1 cash costs including foreign exchange hedges	$45,075	$41,548	$37,628	$124,814	$120,742

Mining	$33,943	$31,442	$26,529	$91,181	$79,666
Processing	8,222	6,549	7,069	21,123	22,173
Indirect	8,555	7,639	5,479	22,310	17,225
Production costs	50,720	45,630	39,077	134,614	119,064
By-product credits	(6,693)	(6,205)	(6,584)	(17,597)	(12,455)
Treatment, refining and other	2,508	2,340	3,170	7,258	12,398
C1 cash costs(1)	46,535	41,765	35,663	124,275	119,007
(Gain) loss on foreign exchange hedges	(1,460)	(217)	1,965	539	1,735
C1 cash costs including foreign exchange hedges	$45,075	$41,548	$37,628	$124,814	$120,742

11	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO

	2025 - Q3	2025 - Q2	2024 - Q3	2025 - YTD	2024 - YTD
Costs per pound
Total copper produced (lbs, 000)	20,030	20,199	21,871	56,448	59,257

Mining	$1.69	$1.56	$1.22	$1.62	$1.34
Processing	$0.41	$0.32	$0.32	$0.37	$0.38
Indirect	$0.43	$0.38	$0.25	$0.40	$0.29
By-product credits	$(0.33)	$(0.31)	$(0.30)	$(0.31)	$(0.21)
Treatment, refining and other	$0.12	$0.12	$0.14	$0.12	$0.21
Copper C1 cash costs(1)	$2.32	$2.07	$1.63	$2.20	$2.01
(Gain) loss on foreign exchange hedges	$(0.07)	$(0.01)	$0.09	$0.01	$0.03
Copper C1 cash costs including foreign exchange hedges	$2.25	$2.06	$1.72	$2.21	$2.04

The Tucumã Operation

Reconciliation:	2025 - Q3
Cost of production	$18,308
Add (less):
Transportation costs & other	4,880
Treatment, refining, and other	1,486
By-product credits	—
Incentive payments	(401)
Net change in inventory	2,783
Foreign exchange translation and other	—
C1 cash costs(1)	27,056
(Gain) loss on foreign exchange hedges	(586)
C1 cash costs including foreign exchange hedges	$26,470

Mining	$4,552
Processing	12,455
Indirect	3,698
Production costs	20,705
By-product credits	—
Treatment, refining and other	6,351
C1 cash costs(1)	27,056
(Gain) loss on foreign exchange hedges	(586)
C1 cash costs including foreign exchange hedges	$26,470

12	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO

2025 - Q3
Costs per pound
Total copper produced (lbs, 000)	16,707

Mining	$0.27
Processing	$0.75
Indirect	$0.22
By-product credits	$—
Treatment, refining and other	$0.38
Copper C1 cash costs(1)	$1.62
(Gain) loss on foreign exchange hedges	$(0.04)
Copper C1 cash costs including foreign exchange hedges	$1.58

Gold C1 cash cost and gold AISC

The following table provides a reconciliation of gold C1 cash cost and gold AISC to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2025 - Q3	2025 - Q2	2024 - Q3	2025 - YTD	2024 - YTD
Cost of production	$10,032	$8,761	$6,220	$25,018	$21,055
Add (less):
Incentive payments	(364)	(209)	(378)	(842)	(1,047)
Net change in inventory	191	63	1,378	1,593	1,320
By-product credits	(208)	(159)	(232)	(478)	(680)
Smelting and refining	49	42	79	126	266
Foreign exchange translation, transportation and other	156	133	203	373	650
C1 cash costs	$9,856	$8,631	$7,270	$25,790	$21,564
Site general and administrative	1,602	1,264	1,321	3,954	4,024
Accretion of mine closure and rehabilitation provision	151	145	82	437	262
Sustaining capital expenditure	7,307	4,435	2,784	15,651	8,691
Sustaining lease payments	2,524	2,313	1,801	6,858	5,831
Royalties and production taxes	566	511	686	1,415	2,058
AISC	$22,006	$17,299	$13,944	$54,105	$42,430

13	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO

	2025 - Q3	2025 - Q2	2024 - Q3	2025 - YTD	2024 - YTD
Costs
Mining	$4,871	$4,552	$3,852	$13,183	$11,377
Processing	2,787	2,472	2,419	7,465	6,955
Indirect	2,357	1,724	1,152	5,494	3,646
Production costs	10,015	8,748	7,423	26,142	21,978
Smelting and refining costs	49	42	79	126	266
By-product credits	(208)	(159)	(232)	(478)	(680)
C1 cash costs	$9,856	$8,631	$7,270	$25,790	$21,564
Site general and administrative	1,602	1,264	1,321	3,954	4,024
Accretion of mine closure and rehabilitation provision	151	145	82	437	262
Sustaining capital expenditure	7,307	4,435	2,784	15,651	8,691
Sustaining leases payments	2,524	2,313	1,801	6,858	5,831
Royalties and production taxes	566	511	686	1,415	2,058
AISC	$22,006	$17,299	$13,944	$54,105	$42,430

Costs per ounce
Total gold produced (ounces)	9,073	7,743	13,485	23,454	48,274

Mining	$537	$588	$286	$562	$236
Processing	$307	$319	$179	$318	$144
Indirect	$260	$223	$85	$234	$76
Smelting and refining	$5	$5	$6	$5	$6
By-product credits	$(23)	$(20)	$(17)	$(19)	$(15)
Gold C1 cash cost	$1,086	$1,115	$539	$1,100	$447
Gold AISC	$2,425	$2,234	$1,034	$2,307	$879

14	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Reconciliation:	2025 - Q3	2025 - Q2	2024 - Q3	2025 - YTD	2024 - YTD
Net Income (Loss)	$36,513	$71,028	$41,367	$188,168	$(18,862)
Adjustments:
Finance expense	11,331	5,976	4,039	22,030	13,238
Finance income	(1,208)	(1,130)	(781)	(3,176)	(3,610)
Income tax expense (recovery)	12,774	13,082	8,331	40,597	(1,789)
Amortization and depreciation	31,369	25,215	21,555	75,204	67,145
EBITDA	$90,779	$114,171	$74,511	$322,823	$56,122
Foreign exchange (gain) loss	(22,055)	(38,640)	(17,246)	(119,095)	72,204
Share based compensation	6,742	7,756	4,859	15,671	17,479
Unrealized loss (gain) on commodity derivatives	1,627	(636)	(360)	3,093	12
Write-down of exploration and evaluation asset	—	—	467	—	11,212
Xavantina Gold Stream transaction fees	—	—	—	458	—
Adjusted EBITDA	$77,093	$82,651	$62,231	$222,950	$157,029

(1)    Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income.

15	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Reconciliation:	2025 - Q3	2025 - Q2	2024 - Q3	2025 - YTD	2024 - YTD
Net income (loss) as reported attributable to the owners of the Company	$35,978	$70,548	$40,857	$186,753	$(19,531)
Adjustments:
Share based compensation	6,742	7,756	4,859	15,671	17,479
Unrealized foreign exchange (gain) loss on USD denominated balances in MCSA	(15,057)	(28,204)	(11,860)	(82,889)	47,914
Unrealized foreign exchange (gain) loss on foreign exchange derivative contracts	(3,964)	(6,606)	(9,807)	(27,309)	15,503
Unrealized loss (gain) on commodity derivatives	1,574	(633)	(367)	3,020	3
Write-down of exploration and evaluation asset	—	—	465	—	11,210
Xavantina Gold Stream transaction fees	—	—	—	458	—
Tax effect on the above adjustments	2,661	5,281	3,431	16,221	(9,601)
Adjusted net income attributable to owners of the Company	$27,934	$48,142	$27,578	$111,925	$62,977

Weighted average number of common shares
Basic	103,621,631	103,582,082	103,239,881	103,589,664	103,026,138
Diluted	104,044,755	103,905,561	103,973,827	103,941,295	103,742,304

Adjusted EPS
Basic	$0.27	$0.46	$0.27	$1.08	$0.61
Diluted	$0.27	$0.46	$0.27	$1.08	$0.61

16	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Net Debt (Cash)

The following table provides a calculation of net debt (cash) based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	September 30, 2025	June 30, 2025	December 31, 2024	September 30, 2024
Current portion of loans and borrowings	$50,590	$58,076	$45,893	$39,383
Long-term portion of loans and borrowings	561,146	569,300	556,296	499,527
Less:
Cash and cash equivalents	(66,257)	(68,303)	(50,402)	(20,229)
Short-term investments	—	—	—	—
Net debt (cash)	$545,479	$559,073	$551,787	$518,681

Working Capital and Available Liquidity

The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	September 30, 2025	June 30, 2025	December 31, 2024	September 30, 2024
Current assets	$207,413	$178,524	$141,790	$126,808
Less: Current liabilities	(252,579)	(212,010)	(211,706)	(187,708)
Working deficit	$(45,166)	$(33,486)	$(69,916)	$(60,900)

Cash and cash equivalents	66,257	68,303	50,402	20,229
Available undrawn revolving credit facilities(1)	45,000	45,000	15,000	80,000
Available undrawn prepayment facilities(2)	—	—	25,000	25,000
Available liquidity	$111,257	$113,303	$90,402	$125,229

(1)    In January 2025, the Company amended its Senior Credit Facility to increase the limit from $150.0 million to $200.0 million and extended the maturity from December 2026 to December 2028.
(2)    In March 2025, the Company exercised its option to increase the size of its copper prepayment facility from $50.0 million to $75.0 million.

17	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
ABOUT ERO COPPER CORP

Ero Copper is a high-margin, high-growth copper and gold producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), owner of the Company's Caraíba Operations, which are located in the Curaçá Valley, Bahia State, Brazil, and the Tucumã Operation, an open pit copper mine located in Pará State, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations, an operating gold mine located in Mato Grosso State, Brazil. In July 2024, the Company signed a definitive earn-in agreement with Vale Base Metals for the right to acquire a 60% interest in the Furnas Copper-Gold Project, located in the Carajás Mineral Province in Pará State, Brazil. For more information on the earn-in agreement, please see the Company's press releases dated October 30, 2023 and July 22, 2024. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations, Tucumã Operation and the Furnas Copper-Gold Project, can be found on the Company’s website (www.erocopper.com), on SEDAR+ (www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Farooq Hamed, VP, Investor Relations
info@erocopper.com

18	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company's expected development and mining rates, production, operating costs and capital expenditures at the Caraíba Operations, the Tucumã Operation and the Xavantina Operations; estimated timing for certain milestones; the estimated timelines for conducting and completing the phases of work pursuant to the Furnas Copper-Gold Project definitive earn-in agreement; the estimation of mineral reserves and mineral resources; the discovery of additional mineralization and the potential for positive impacts on production rates from the mines or processing facilities; the significance of any particular exploration program or result (including the Company's expectations associated with the stockpiled gold concentrates at the Xavantina Operations) and the successful development of new deposits; the Company's ability to monetize gold concentrates produced at the Xavantina Operations, including expectations for operating costs, payability, the actual grades of gold concentrates sold, statements with respect to total volume or tonnes of gold concentrate to be sold, and the timing therein, as well as the Company’s expectations for current and future exploration plans including, but not limited to, planned areas of additional exploration and the potential to convert any portion of the inferred mineral resource base to economically viable mineral reserves; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the Company’s most recent Annual Information Form (“AIF”) under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations, the Tucumã Operation and the Furnas Copper-Gold Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates, interest rates and tariff rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all reserve and resource estimates included in this press release and the documents incorporated by reference herein have been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this press release and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

19	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada